UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2012.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec to Procure M&A Capital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on November 28, 2012, in Kyoto, Japan

Nidec to Procure M&A Capital

Nidec Corporation (NYSE: NJ) (the “Company”) today announced that it plans to receive funds to accommodate part of the total amount of its M&A cost via The Bank of Tokyo- Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Trust Bank, Limited, and The Norinchukin Bank by utilizing the credit lines to these Japanese financial institutions extended by the Japan Bank for International Cooperation (JBIC).

The Company has been trying to strengthen the Nidec Group’s commercial motor business as one of its main businesses, part of such efforts being the September 2010 acquisition of Nidec Motor Corporation (formerly, Motors & Controls Business of Emerson Electric Co. (US), “NMC”).

To further strengthen the Group’s commercial motor business, on November 01, 2012, the Company has acquired, and started operating as its new subsidiary, Kinetek Group Inc. (“Kinetek”), a company that occupies a leading position in the U.S. and other markets for commercial motors used in such end-products as elevators/escalators, material handling vehicles, etc.

The Company expects that the above credit lines will suppress its cost to procure long-term foreign currency-based funds for its overseas M&A activities, and that the procurement of foreign currency-denominated long-term liabilities will contribute to reducing currency exchange-associated risks.

For inquiries, please contact:

Mr. Keiji Hirai

General Manager, Finance Department

Nidec Corporation

338 Tonoshiro-cho, Kuze, Miami-ku, Kyoto 601-8205

Tel: +81-75-935-6230